Exhibit 99.3

RETRACTABLE TECHNOLOGIES, INC.

NOMINATING COMMITTEE CHARTER

A.                                    PURPOSE

The Nominating Committee (the “Committee”) is appointed by the Board of Directors (the “Board”): (1) to assist the Board by identifying qualified candidates for director and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to recommend to the Board candidates for election by the Board to fill vacancies occurring on the Board; and (3) to recommend to the Board director nominees for each Board Committee, upon request of the Board.

B.                                    COMPOSITION

1.                                       The Committee shall be comprised of no fewer than three members. Committee members shall be elected by the Board and may be replaced by the Board. Unless a chair is elected by the full Board, the members of the Committee may designate a chair by majority vote of the full Committee.

2.                                       The Committee shall consist entirely of “independent” members of the Board. “Independent” means a director who satisfies all criteria for independence established by the NYSE Amex LLC (“AMEX”) definition of “independent.” If a member of the Committee ceases to be independent, that member shall notify the Company immediately.

C.                                    POWERS, DUTIES, AND RESPONSIBILITIES

In fulfilling its duties and responsibilities under this Charter, the Committee shall, among other things:

1.                                       Evaluate and propose nominees for election and re-election to the Board of Directors at each annual meeting of stockholders of the Company.

2.                                       Evaluate and recommend to the Board candidates for election by the Board to fill vacancies occurring on the Board.

3.                                       Assist in attracting and recruiting qualified candidates to serve on the Board.

4.                                       Determine desired Board member skills and attributes and conduct searches for prospective directors whose skills and attributes reflect those desired. At a minimum, nominees for service on the Board must be well regarded and experienced participants in their field(s) of specialty, familiar at the time of their appointment with the Company’s business, willing to devote the time and attention necessary to deepen and refine their understanding of the Company and the issues facing it, and must have an understanding of the demands and responsibilities of service on a public company board of directors. The Committee will also consider such qualities as independence from the Company, as the definition of “independence” may be revised from time to time. Each nominee will be considered both on his or her individual merits and in relation to existing or other potential members of the Board, with a view to establishing a well-rounded, diverse, knowledgeable, and experienced Board.

5.                                       Consider all bona fide candidates recommended by shareholders for nomination for election to the Board. The Committee will consider such candidates using the same screening criteria as are applied to all other potential nominees for election, provided that the shareholder nominations are submitted in a timely and complete manner, under the requirements of the Securities and Exchange Commission (the “SEC”) and the Company’s Third Amended and Restated Bylaws, as they may be amended from time to time as follows:

The shareholder must deliver written notice of such shareholder’s nomination, either by personal delivery or by registered or certified United States mail, postage prepaid, to the Secretary of the Company, within the time period for Notice of Shareholder Business as set forth in the Third Amended and Restated Bylaws, as they may be amended.  Such notice shall set forth:

A.                                   The name and address of the shareholder making the nomination and of the person to be nominated;

B.                                     A representation that the shareholder is a holder of record of Common Stock of the Company entitled to vote at such meeting (specifying the number of shares beneficially held) and intends to appear in person or by proxy at the meeting;

C.                                     A description of all arrangements or understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is being made by the shareholder and any material interest of the shareholder in making the nomination;

D.                                    Such other information regarding the nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the then current proxy rules of the SEC; and

E.                                      The consent of the nominee to serve as a Director if so recommended by the Board and duly elected at the annual meeting by the shareholders.

6.                                       Evaluate and make recommendations to the Board concerning the appointment of directors to Board committees and the selection of Board committee chairs, upon request of the Board.

7.                                       As necessary in the Committee’s judgment from time to time, retain and compensate third party search firms to assist in identifying or evaluating potential nominees to the Board.

8.                                       Evaluate and consider matters relating to the qualifications of directors.

9.                                       Review and maintain oversight of matters relating to the independence of Board and committee members, keeping in mind the independence standards of the Sarbanes-Oxley Act of 2002, the rules of the AMEX and any other applicable rules and regulations promulgated by the SEC.

10.                                 Make regular reports to the Board concerning its activities.

11.                                 Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

12.                                 Annually prepare a report detailing disclosure issues relating to the nomination process required to be included in the Company’s Proxy Statement, if any.

D.                                    LIMITATION ON POWERS, DUTIES, AND RESPONSIBILITIES

Notwithstanding anything to the contrary herein, under circumstances where the Company is legally required by contract or otherwise to provide third parties with the ability to nominate and/or appoint directors (e.g., preferred stock rights to elect directors upon dividend default), the selection and nomination of such directors is not subject to approval by the Nominating Committee.

E.                                      MEETINGS

The Nominating Committee shall meet at least once per year and as often as it deems necessary or appropriate, in its judgment, either in person or in any other manner permitted by law, and at such times and places as the Committee determines. The majority of the members of the Nominating Committee shall constitute a quorum.

The above constitutes the complete Nominating Committee Charter of Retractable Technologies, Inc. effective as of December 20, 2009.

s/ Thomas J. Shaw
THOMAS J. SHAW
ATTEST:

s/ Michele Larios
MICHELE LARIOS, Secretary